[Letterhead of Las Vegas Sands Corp.]

May 7, 2008

VIA EDGAR AND FACSIMILE

Robert Telewicz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Annual Report on Form 10-K
For the year ended December 31, 2007, filed February 29, 2008; File No. 001-32373

Dear Mr. Telewicz:

I am writing in response to the Staff’s letter to the Las Vegas Sands Corp. (“we” or the “Company”) dated April 29, 2008 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K.

Set forth below is the Staff’s comment conveyed in the Comment Letter and the Company’s response thereto. The information below is based on information available at the date of this letter. Any requested clarification or revisions to disclosure to be included in our future filings will be updated as necessary at the time of any such filing.

Comment:

We note that adjusted EBITDAR for Sands Macao decreased by approximately $85,000 from the prior period. Please explain to us the reasons for the decrease. Additionally, tell us what consideration you have given to including a discussion of segment performance in your MD&A.

Response:

The $85 million decrease in adjusted EBITDAR for the Sands Macao is primarily the result of 1) a change in revenue mix between our rolling chip and non-rolling chip programs and 2) an overall increase in payroll costs principally due to the fact that 2007 reflects a full year of operations of a net casino expansion which was effective in August 2006 and the opening of our new hotel tower in September 2007. The following table summarizes the significant fluctuations in adjusted EBITDAR for the Sands Macao from 2006 to 2007 (in thousands):

Impact on Adjusted EBITDAR

Change in revenue mix (rolling vs. non-rolling)	$ (42,000)
Payroll related cost increases	(32,000)
Casino operating expenses increase	(11,000)
Total	$ (85,000)

Under the rolling chip program, which is unique to the Asian marketplace, companies pay a commission to junket representatives that is based on the level of volume or play of the customers that the junket representatives bring to the casino. Under the non-rolling chip program, there is no such commission as the junket representatives are not involved. As a result, the direct margin (revenues less gaming taxes and commissions) for the rolling chip program at 23% is substantially lower than the direct margin (revenues less gaming taxes) for the non-rolling chip program at 60%. As such, although overall revenues for the Sands Macao increased in 2007 over 2006, revenues from our rolling chip program increased as a percentage of total table games revenues from 41% in 2006 to 54% in 2007. At the margins discussed above, this change in revenue mix, which was principally due to a combination of additional competition in the non-rolling chip segment and our increased focus on the growth and development of our rolling chip program, resulted in a decrease to adjusted EBITDAR of approximately $42 million.

In August 2006, the Sands Macao expanded its table game capacity by adding 275 additional table games, of which 130 were subsequently decommissioned in June 2007. In addition, in September 2007, the Sands Macao expanded its hotel suite product offering by adding 238 suites. In connection with these changes at the Sands Macao, the Company increased its average headcount from approximately 7,100 in 2006 to approximately 7,800 in 2007 resulting in incremental payroll costs of approximately $15.6 million. In addition, in the face of significant competition in the Macao gaming marketplace, the Sands Macao experienced significant wage inflation (approximately $22,200 per employee in 2006 to approximately $24,300 in 2007), which contributed approximately $16.3 million in incremental payroll costs. These increases in payroll costs resulted in a decrease to adjusted EBITDAR of approximately $32 million.

The remaining decrease in adjusted EBITDAR of approximately $11 million is attributable to increased operating costs in our casino operations at the Sands Macao. Approximately $7 million of this increase relates to the costs associated with promotional allowances and approximately $4 million is associated with special marketing events.

Historically, the Company’s operations have consisted of The Venetian Resort Hotel Casino in Las Vegas and the Sands Macao in the Macao Special Administrative Region of the People’s Republic of China. These were the Company’s operating segments. In August 2007, the Company opened The Venetian Macao Resort Hotel, which became the Company’s third operating segment. In November 2007, the Company commenced operations of its ferry service, which has been combined with various other operations that are ancillary to our properties in Macao to form the Other Asia segment. The Company has discussed segments in its MD&A as follows:

Revenues – On an historical basis, the key drivers of consolidated revenues have been casino and hotel operations. The Company has provided, in tabular form, revenues and statistics on the key drivers of casino and hotel revenues for each segment for the appropriate periods in which the properties were open.

Operating Expenses – Operating expenses were looked at on a consolidated basis; however, the explanations provided for significant fluctuations addressed, when appropriate, the impact that each segment had on the change.

Going forward, the Company will continue to discuss its operating results in a manner similar to the above and for each reportable segment, the Company will include a discussion of segment performance, with respect to adjusted EBITDAR, within our MD&A on a prospective basis commencing with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2008. As the Company continues its development initiatives, additional properties commence operations, and as our existing segments mature to allow for comparable period-over-period discussions, we will expand our disclosure of segment performance accordingly.

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 414-1990.

Sincerely,
/s/ Robert P. Rozek
Robert P. Rozek Senior Vice President and Chief Financial Officer

cc:	Sheldon G. Adelson
Chairman of the Board and Chief Executive Officer
Irwin A. Siegel
Chairman, Audit Committee